             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        Schedule 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. __)*

                  TELE-COMMUNICATIONS, INC.
                       (Name of Issuer)

(1)  Tele-Communications, Inc. Series A TCI Group Common
       Stock, par value $1.00 per share.
(2)  Tele-Communications, Inc. Series A Liberty Media Group
       Common Stock, par value $1.00 per share.
(3)  Tele-Communications, Inc. Series B TCI Group Common
       Stock, par value $1.00 per share.
(4)  Tele-Communications, Inc. Series B Liberty Media Group
       Common Stock, par value $1.00 per share.
(5)  Class B 6% Cumulative Redeemable Exchangeable Junior
       Preferred Stock, par value $.01 per share.
              (Title of Classes of Securities)

(1)  Series A TCI Group Common Stock:             87924V101
(2)  Series A Liberty Group Common Stock:         87924V507
(3)  Series B TCI Group Common Stock:             87924V200
(4)  Series B Liberty Group Common Stock:         87924V606
(5)  Class B Preferred Stock:                     87924V309
                       (CUSIP Numbers)

                     Dr. John C. Malone
                c/o Tele-Communications, Inc.
  Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111,
                       (303-267-5500)
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                       January 13, 1997
                       ----------------
            (Date of Event which Requires Filing
                     of this Statement)

If  the  filing person has previously filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b) (3) or (4), check the following box: [   ].**

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
_______________

**   See discussion in Item 1 relating to prior Schedule 13G
filing.

                  Exhibit Index is on Page __

----------------------------------------------------------------------
    (1)   Names  of Reporting Persons S.S.  or  I.R.S.
          Identification Nos. of Above Persons

               Dr. John C. Malone

----------------------------------------------------------------------
    (2)   Check the Appropriate Box if a Member of a Group  (a)    [ ]
                                                            (b)    [ ]

----------------------------------------------------------------------
    (3)  SEC Use Only

----------------------------------------------------------------------
    (4)  Source of Funds
          OO

----------------------------------------------------------------------
    (5)  Check if Disclosure of Legal Proceedings  is
          Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------
    (6)  Citizenship or Place of Organization
          U.S.

----------------------------------------------------------------------
            (7)  Sole Voting Power     2,172,711 Shares of Series A TCI Group*
                                       25,332,083 Shares of Series B TCI Group**
                                       3,934,834 Shares of Series A Liberty
                                          Group***
                                       6,360,520 Shares of Series B Liberty
                                          Group**
Number of                              306,000  Shares of Class B Preferred**
Shares Bene- ---------------------------------------------------------------
  ficially   (8)  Shared Voting Power      0 Shares
 Owned by    ---------------------------------------------------------------
Each Report- (9)  Sole Dispositive Power   2,172,711 Shares of Series A TCI
ing Person                                    Group*
With                                       25,332,083 Shares of Series B TCI
                                              Group**
                                           3,934,834 Shares of Series A
                                              Liberty Group***
                                           6,360,520 Shares of Series B
                                              Liberty Group**
                                           306,000 Shares of Class B Preferred**
            ------------------------------------------------------------------
            (10) Shared Dispositive Power  0 Shares

------------------------------------------------------------------------------
      (11)  Aggregate Amount Beneficially Owned by  Each Reporting Person

              2,172,711  Shares of Series  A  TCI Group*
              25,332,083 Shares of Series B  TCI Group**
              3,934,834 Shares of Series A Liberty Group*** 6,360,520 Shares of Series B Liberty Group**
              306,000    Shares of Class  B Preferred**

------------------------------------------------------------------------------
      (12)  Check if the Aggregate Amount in  Row  (11)
              Excludes Certain Shares            [  ]

------------------------------------------------------------------------------
      (13) Percent of Class Represented by Amount in Row (11)****

              Series A TCI Group         <1%
              Series B TCI Group         29.9%
              Series A Liberty Group     1.7%
              Series B Liberty Group     30.0%
              Class B Preferred          18.9%

------------------------------------------------------------------------------
       (14)  Type of Reporting Person
               IN
                                    2

_____________________________
* Including the 172,711 shares of Series A TCI Group Stock beneficially owned by Dr. Malone, together with the additional 2,000,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights, but does not include shares of Series A TCI Group Stock issuable upon conversion of shares of Series B TCI Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5)
** With respect to each noted Series, includes 1,173,000 shares of Series B TCI Group Stock, 293,250 shares of Series B Liberty Group Stock, and 6,900 shares of Class B Preferred Stock beneficially owned by Dr. Malone's spouse, to which Dr. Malone disclaims any beneficial ownership thereof. (See
Item 5)
*** Including the 3,038,209 shares of Series A Liberty Group Stock beneficially owned by Dr. Malone, together with the additional 750,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights, plus 146,625 shares beneficially owned by Dr. Malone's spouse, to which Dr. Malone disclaims any beneficial ownership thereof. These shares do not include shares of Series A Liberty Group Stock issuable upon conversion of shares of Series B Liberty Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5)
**** Each share of Series B TCI Group Stock and Series B Liberty Group Stock is entitled to 10 votes per share and each share of Series A TCI Group Stock and Series A Liberty Group Stock is entitled to one vote per share. In addition, holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Stock, Series B TCI Group Stock, Series A Liberty Group Stock and Series B Liberty Group Stock on the election of directors. Accordingly, when these series or classes of stock are aggregated, the Reporting
Person may be deemed to beneficially own voting equity securities of the Issuer representing approximately 17.3% of the voting power of the Issuer.

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D
                     (Amendment No. __)

                        Statement of

                     DR. JOHN C. MALONE

              Pursuant to Section 13(d) of the
               Securities Exchange Act of 1934

                        in respect of

                  TELE-COMMUNICATIONS, INC.
                (Commission File No. 0-20421)

ITEM 1.   Security and the Issuer
          -----------------------

          This Statement on Schedule 13D relates to the following shares of stock of Tele-Communications, Inc., a Delaware corporation (the "Issuer"), beneficially owned by Dr. John C. Malone:

     (1)  Tele-Communications, Inc. Series A TCI Group
Common Stock, par value $1.00 per share (the "Series A TCI
Group Stock");

     (2)  Tele-Communications, Inc. Series A Liberty Media
Group Common Stock, par value $1.00 per share (the "Series A
Liberty Group Stock");

     (3)  Tele-Communications, Inc. Series B TCI Group
Common Stock, par value $1.00 per share (the "Series B TCI
Group Stock");

     (4)  Tele-Communications, Inc. Series B Liberty Media
Group Common Stock, par value $1.00 per share (the "Series B
Liberty Group Stock"); and

     (5)  Class B 6% Cumulative Redeemable Exchangeable
Junior Preferred Stock, par value $.01 per share (the "Class
B Preferred Stock").

The Issuer's executive offices are located at 5619 DTC Parkway, Englewood, Colorado 80111. Dr. Malone originally acquired such shares in connection with registered offerings of the Issuer, as reported by Dr. Malone in a Schedule 13G filed February 14, 1995, and an Amendment No. 1 thereto filed February 14, 1996.

           Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule also relates to the shares of Series A TCI Group Stock issuable upon conversion of shares of Series B TCI Group Stock and the shares of Series A Liberty Group Stock issuable upon conversion of shares of Series B Liberty Group Stock. At the option of the holder, each share of Series B TCI Group Stock is convertible into one share of Series A TCI Group Stock and each share of Series B Liberty Group Stock is convertible into one share of Series A Liberty Group Stock. The shares of Series A TCI Group Stock and Series A Liberty Group Stock are not convertible into shares of either
Series B TCI Group Stock or Series B Liberty Group Stock.   The
holders of Series A TCI Group Stock, Series  A  Liberty   Group
Stock, Series B TCI Group Stock, and Series  B  Liberty   Group

Stock generally  vote   together  as  a  single class   with
respect to all matters voted on by the stockholders of the Issuer. The holders of the Series B TCI Group Stock and the Series B Liberty Group Stock are entitled to 10 votes per share and the holders of the Series A TCI Group Stock and the Series A Liberty Group Stock are entitled to one vote per share. The holders of the Class B Preferred Stock are not entitled to any voting rights, except as required by Delaware Law, and except that each share of Class B Preferred Stock is entitled to cast one vote for the election of directors, voting as a class with the holders of each Series of the Issuer's Common Stock.

ITEM 2.   Identity and Background
          -----------------------

           The reporting person is Dr. John C. Malone whose business address is Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111. Dr. Malone is Chairman of the Board, President and Chief Executive Officer and a Director of the Issuer. The principal business address of the Issuer is Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111. The Issuer, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems.

           During the last five years, Dr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dr. Malone is a citizen of the United States of America.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

           On December 13, 1996, the Board of Directors of the Issuer declared a stock dividend (the "Dividend") to holders of its Series A Liberty Group Stock and its Series B Liberty Group Stock of shares of its Series A Liberty Group Stock. The Dividend was paid on January 13, 1997 to holders of record at the close of business on December 27, 1996 (the "Record Date"). Holders of record on the Record Date received one share of Series A Liberty Group Stock for every two shares of Series A Liberty Group Stock and one share of Series A Liberty Group Stock for every two shares of Series B Liberty Group Stock held by such holders on the Record Date.

           In connection with the Dividend, the Issuer has made certain adjustments to its outstanding stock options and stock appreciation rights in accordance with the anti-dilution provisions of the respective stock option plans. Based on these adjustments, each stock option to acquire shares of Series A Liberty Group Stock has been increased such that the option now entitles the holder thereof to acquire an additional share of Series A Liberty Group Stock for every two shares of Series A Liberty Group Stock subject to the unexercised option on January 14, 1997, and the exercise price therefor has been appropriately adjusted to reflect the right to acquire said additional shares. This same adjustment has been made to the stock appreciation rights with respect to the Series A Liberty Group Stock related to such stock options.

           Immediately prior to the Dividend, Dr. Malone owned 543,050 shares of Series A Liberty Group Stock, which includes 500,000 shares of Series A Liberty Group Stock issuable upon the exercise of options granted in tandem with stock appreciation rights (of which 250,000 are currently exercisable). In addition, Dr. Malone beneficially owned 6,360,520 shares of Series B Liberty Group Stock. Such amount includes 293,250 shares of Series B Liberty Group Stock held by Dr. Malone's spouse. Dr. Malone disclaims beneficial ownership in such shares owned by his spouse.

           As a result of the Dividend, Dr. Malone received 3,305,159 additional shares of Series A Liberty Group Stock, assuming exercise in full of stock options granted in tandem with stock appreciation rights to acquire shares of Series A Liberty Group Stock. Dr. Malone's spouse received 146,625 shares of Series A Liberty Group Stock as a result of the Dividend. Dr. Malone disclaims any beneficial ownership in such stock received by his spouse. Sixty thousand of the shares due to Dr. Malone as a result of the Dividend were delivered to a charity as a result of a prior gift. See
Item 5(c) below. Dr. Malone did not pay any consideration in connection with the Series A Liberty Group Stock received in the Dividend. The Dividend does not affect the number of shares of Series A TCI Group Stock, Series B TCI Group Stock, Series B Liberty Group Stock or Class B Preferred Stock of the Issuer beneficially held by Dr. Malone.

           The issuance of shares of Series A Liberty Group Stock pursuant to the Dividend was exempt from the registration requirements of the Securities Act of 1933, as amended. As a result of his receipt of shares pursuant to the Dividend, Dr. Malone believes that his ownership of shares of the Issuer, which has previously been reported on
Schedule  13G,  is now required to be reported  on  Schedule
13D.

ITEM 4.   Purpose of Transaction
          ----------------------

            Dr. Malone currently holds his shares for investment purposes; however, as a result of the voting power associated with his shares of the Issuer and his position as Chairman of the Board, President and Chief Executive Officer of the Issuer, Dr. Malone may be deemed to control or share control of the Issuer.

           As stated above, Dr. Malone is Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer and, accordingly, actions taken by Dr. Malone in his capacity as a director and officer of the Issuer will be reported by the Issuer in periodic and other reports filed by the Issuer under the Exchange Act. This Report is being filed with respect to Dr. Malone's individual ownership of equity securities of the Issuer and does not relate to actions taken by Dr. Malone in his official capacity.

           Pursuant to a letter agreement, dated June 17, 1988, executed by Bob Magness and Kearns-Tribune Corporation ("Kearns"), which has been previously described in the Issuer's Proxy Statement, Dr. Malone would be offered the opportunity to acquire shares from Kearns or the Estate of Bob Magness (which succeeded to Mr. Magness' shares upon his death in 1996) (the "Estate") upon certain dispositions by either such person. In the event an offer is made to Dr. Malone under the letter agreement, Dr. Malone's decision of whether or not to acquire such shares would be based upon a number of factors, including but not limited to, the price and other terms relating to such offer, the proposed purchaser of such shares, the market prices for the shares being offered and other factors. In addition, depending upon market and other factors then in existence, Dr. Malone may attempt to exchange shares of Series A TCI Group Stock or Series A Liberty Group Stock for shares of Series B TCI Group Stock or Series B Liberty Group Stock proposed to be sold by such person. In the event that an offer is made by the Estate or Kearns, there can be no assurance that Dr. Malone will exercise his rights to acquire some or all of the offered shares (whether by purchase or exchange).

           Dr. Malone may determine to change his investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to his future course of action, Dr. Malone will take into consideration various factors, such as his financial position, the Issuer's business and prospects, the availability of shares from other control persons of the Issuer, other developments concerning the Issuer, other business opportunities available to Dr. Malone, and general economic and stock market conditions, including, but not limited to, the market price of the respective Series of the Issuer's Common Stock or the Class B Preferred Stock. Dr. Malone reserves the right, depending on other relevant factors, to acquire additional shares of any Series of the Issuer's Common Stock or the Class B Preferred Stock in
open market or privately negotiated transactions, to dispose of all or a portion of his holdings of shares of any Series of the Issuer's Common Stock or the Class B Preferred Stock, or to change his intentions with respect to any or all of the matters referred to in this Item.

           Other than as described herein, Dr. Malone does not otherwise have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a)   As   described  in  Item 3 above, Dr. Malone
beneficially owns 3,934,834 shares of the Series A Liberty Group Stock as a result of the Dividend. Of the 3,934,834 shares beneficially owned, 3,038,209 shares are owned of record, 146,625 shares are owned by Dr. Malone's spouse (in
which  he  disclaims  any  beneficial   ownership),  and  an
additional 750,000 shares may be acquired upon the exercise of stock options granted in tandem with stock appreciation rights. Dr. Malone's shares owned of record include interests in shares held by the trustee of the Issuer's Employee Stock Purchase Plan.

           The Issuer has informed Dr. Malone that based on the number of shares of Series A Liberty Group Stock and the number of shares of Series B Liberty Group Stock outstanding as of December 31, 1996, and assuming such shares remained outstanding immediately prior to the Dividend, the Issuer has outstanding as a result of the Dividend 227,844,437 shares of Series A Liberty Group Stock. Such amount does not include shares of Series A Liberty Group Stock issuable upon conversion of shares of the Series B Liberty Group Stock. Based on such amount, the 3,934,834 shares of Series A Liberty Group Stock beneficially owned by Dr. Malone represents 1.7% of the outstanding shares of Series A Liberty Group Stock. The percent of Series A Liberty Group Stock assumes exercise in full of stock options granted in tandem with stock appreciation rights to acquire shares of Series A Liberty Group Stock, as adjusted for the Dividend.

           In addition, Dr. Malone beneficially owns (a) 2,172,711 shares of Series A TCI Group Stock, which includes interests in shares held by the trustee of the Issuer's Employee Stock Purchase Plan and represents less than one percent of the outstanding shares of Series A TCI Group Stock; (b) 25,332,083 shares of Series B TCI Group Stock, which represents 29.9% of the outstanding shares of Series B TCI Group Stock; (c) 6,360,520 shares of Series B Liberty Group Stock, which represents 30% of the outstanding shares of Series B Liberty Group Stock; and (d) 306,000 shares of Class B Preferred Stock, which represents 18.9% of the outstanding shares of Class B Preferred Stock. Dr. Malone's beneficial ownership in these shares are not affected by the Dividend. The foregoing percentage interests are based on the outstanding share numbers provided by the Issuer as follows: 579,475,235 shares of Series A TCI Group Stock; 84,644,112 shares of Series B TCI Group Stock; 21,189,369 shares of Series B Liberty Group Stock; and 1,620,026 shares of Class B Preferred Stock.

           Each share of Series B TCI Group Stock and Series B Liberty Group Stock is entitled to 10 votes per share and each share of Series A TCI Group Stock and Series A Liberty Group Stock is entitled to one vote per share. In addition, holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Stock, Series B TCI Group Stock, Series A Liberty Group Stock and Series B Liberty Group Stock on the election of directors. Accordingly, when these series or classes of stock are aggregated, Dr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 17.3% of the voting power of the Issuer.

      (b) Dr. Malone and, to his knowledge, his spouse each have the sole power to vote or to direct the voting of their respective shares of each Series of the Issuer's Common Stock and the Class B Preferred Stock that they own, and have the sole power to dispose of, or to direct the disposition of, all such shares.

      (c) On December 31, 1996, Dr. Malone transferred to the Hopkins School as a gift his right to receive 60,000 shares of Series A Liberty Group Stock payable out of the Dividend. Except for the Series A Liberty Group Stock received in the Dividend and the gift transfer, neither Dr. Malone nor, to his knowledge, his spouse has executed transactions in any Series of the Issuer's Common Stock or the Class B Preferred Stock during the past sixty (60) days.

      (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Series of the Issuer's Common Stock or the Class B Preferred Stock owned by Dr. Malone or, to his knowledge, by his spouse.

      (e)  Not applicable.

ITEM   6.    Contracts,  Arrangements,  Understandings   or
             ----------------------------------------------
             Relationships with Respect to Securities of the
             -----------------------------------------------
             Issuer
             ------
             The information set forth in Item 4 above is incorporated by reference into this Item 6.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

          None

                          SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 3, 1997
                                   /s/ Dr. John C. Malone
                                   __________________________
                                   Dr. John C. Malone